CERTIFICATE OF QUALIFIED PERSON
Christopher Kaye, MAusIMM
1730 S. Amphlett Blvd., Suite 200,
San Mateo, CA 94402

I, Christopher Edward Kaye, MAusIMM am a Principal Process Engineer, with the firm of Mine and Quarry Engineering Services, Inc. (MQes) of 1730 S. Amphlett Blvd. Suite 200, San Mateo, CA 94402, USA. I carried out this assignment for MQes.

This certificate applies to the technical report entitled "Readdressed Technical Report Amapari Mine, Amapá, Brazil" dated November 2, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am a graduate of the University of Queensland, Australia with a B.Eng. in Chemical Engineering in 1984. I have worked as a process engineer in the minerals industry for over 20 years.

I am a member of the Australasian Institute of Mining and Metallurgy in Australia.

I personally visited the Amapari Mine in Macapá between March 2nd and 4th, 2007 as part of the due diligence necessary to compile this report.

I am responsible for the preparation of Sections 2 to 6, 16, 18, 19.1, 19.4 to 19.11 and contributed to sections 1 and 20 to 22 of the Readdressed Technical Report Amapari Mine, Amapá, Brazil dated November 2, 2007 and amended on February 25, 2008 and readdressed May 26, 2008.

I am independent of Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. as independence is described by Section 1.4 of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

MQes was retained by Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. to prepare a technical report for the Amapari Mine in accordance with NI 43-101. The preceding report is based on our review of project files and information provided by Mineração Pedra Branca do Amapari Ltda. and discussions with company personnel.

I have read NI 43-101 and, by reason of education and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Christopher Edward Kaye
Christopher Edward Kaye, B.Eng. (Chemical)
Dated: May 26, 2008